EXHIBIT 6

                              AGP and Company, Inc.


                                                              July 12, 1996


Social Expressions Acquisition Corporation
42 Oak Drive
Bedford, New Hampshire  03110

Dear Omar:

         This is a response to your letter dated July 11, 1996.

          I recognized your request to call for a Special Shareholders' Meeting. In order to act in a logical and prudent manner, I asked corporate counsel, Mr. Steven Dreyer, to advise the Board of Directors as to how to proceed with your requests. He has drafted to the Board an opinion relative to the issue and has provided a course of action to for the Board to adopt. Mr. Howard and I will follow Mr. Dreyer's advise. (I have attached a copy of his letter for your review.) The Board will not call for a Special Shareholders' Meeting until AGP & Company, Inc. can comply with the proxy requirements of the Securities and Exchange Act of 1934, as amended.

          We continue to welcome with interest your proposal to purchase TMC, Group, Inc. We will have additional questions regarding your proposal and forward them to your attention.

                                                     Sincerely,

                                                     /s/ Steven Bingaman
                                                     Steven Bingaman

CC:      J. Howard
         S. Dreyer

                   551 Fifth Avenue, New York, New York 100 17
                        (212) 682 6168 Fax (212) 682 6217



                      HALL DICKLER KENT FRIEDMAN & WOOD LLP
                                909 Third Avenue
                             New York, NY 10022-4731

                             Telephone 212-339-5400

                              Telefax 212-935-3121



Steven D. Dreyer
212-339-5580

                                                              July 11, 1996


Mr. Steven W. Bingaman, President
AGP and Company, Inc.
551 Fifth Avenue
New York, New York 10036

         Re:  Social Expressions Acquisition Corp.

Dear Steven:

          I am writing in response to the request for advice contained in your letter of even date herewith.

          Assuming for the sake of this discussion that TMC Group, Inc. would properly be categorized as "substantially all of the assets" of AGP and Company, Inc., the sale of that asset cannot take place in compliance with the requisites of Section 14A:10-11 of the New Jersey Business Corporation Act (the BCA") in the absence of the consent of a majority of all of AGP's shareholders (which is very different from a majority of the shares present at a meeting).

         The  BCA  provides  (at Section 14A:5-3)   that  special   meetings  of
the shareholders may be called by the President or the Board, or by such other officers, directors or shareholders as may be provided by the by-laws. The BCA further provides that, upon the application of not less than 10% of the shares entitled to vote, the court, "for good cause shown, may order a special meeting to be called. . ."

          According to the last 10-K filing that I have (December 31, 1994), Mr. Peraza apparently controls 16% of AGP's common stock. If that is still true, he would appear to have the power to seek a court order directing the Company to hold a special meeting.

          However, in my opinion, he would be ill-advised to exercise that power, and Mr. Drucker would be equally ill-advised if he sought to join in such an endeavor. As you know, by reason of the problems that AGP has encountered in trying to obtain a set of audited financial statements from Shapiro Weiss & Co. for the year ended December 31, 1994, the auditing firm it engaged to undertake an audit for 1995 has been unable to go forward with its assignment. Thus, AGP has not been able to comply with the obligations imposed upon it under the Securities and Exchange Act of 1934 (the "Exchange Act") regarding the filing of its 1994 and 1995 Forms 10-K and its Form 10-Q for the quarter ended March 31, 1996.

          If AGP desired to solicit proxies1 from its shareholders at a meeting called to vote upon a proposal to sell TMC to a purchaser controlled by a controlling shareholder and a director of AGP, AGP would have to distribute proxy statements to its shareholders which fully satisfy the requisites of the Exchange Act's proxy rules. Among other things, those rules require AGP to provide its shareholders with audited financial statements for its most recently completed fiscal year, and to disclose all potential conflicts of interest between AGP and the proposed purchaser.

          Moreover, as counsel to the Company, I would advise the Board not to hold a meeting without soliciting proxies, even if it believed that a majority of the outstanding shares would show up in person.2 My reason for taking such a position is that I believe that the Company would be vulnerable to a plethora of law suits from shareholders who voted on such a proposal without benefit of full disclosure of the effects of the transaction on the Company. Of course, the absence of audited financial statements would make such a case quite compelling,

          Mr. Peraza's position as a controlling shareholder of AGP who has a vested interest in the outcome of the proposed transaction, coupled with his knowledge of AGP's present inability to comply with the Exchange Act's proxy rules would, in my opinion, place him in a position of extreme vulnerability, if not liability, for any damages he might cause the Company to suffer if he sought to force the Company to hold a special meeting at which neither he nor it would be permitted to solicit proxies. Of course, my opinion would be the same if Mr. Drucker, who is a director of the Company, sought to assist Mr. Peraza in forcing the Company to hold a court directed special meeting of shareholders.

          In the event that Mr. Peraza decided to proceed in such fashion, the Company, in the absence of a Board decision to hold the meeting without soliciting proxies, would be forced to oppose his application to the court by reason of the Company's inability to comply with the requirements of the proxy rules, and the possible vulnerability to shareholder suits that might ensue from the passage of the proposal without complete disclosure of the relevant information to the shareholders. If such opposition were necessary, I would further advise the Company to seek damages from Mr. Peraza regarding the costs it would incur in holding a meeting under such ill-advised circumstances. Especially in light of the fact that, by waiting a little longer, the need to seek a court directed meeting may be rendered moot.

          Given the fact that we should be hearing from the SEC in about two - four weeks regarding our application for a no-action letter which, if granted, will permit the Company to obtain the long-awaited audited 1994 financial statements from Shapiro Weiss, and to then obtain audited 1995 financial statements once the 1994 year-end baseline has been fixed, my advice to the Board would be to try to convince Messrs. Peraza and Drucker to wait, or to seek some other acquisition candidate if their underwriter is unwilling to wait for AGP to be in a position to obtain approval of the proposed transaction from its shareholders.

          Please let me know if there is any further information that you may desire in this regard.

                                                     Cordially yours,

                                                     /s/ Steven D. Dreyer
                                                     Steven D. Dreyer

SDD:rmf


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 1  Although  it  would  be  highly  unusual,  and also in my judgment,  highly risky to do so, a special meeting could be called strictly in compliance with the BCA, if no proxies were solicited from any of the shareholders. Inasmuch as I do not know whether the Board believes that it could muster a majority of the outstanding shares at a meeting without resorting to the solicitation of proxies, I can not determine whether such a course of action would be feasible.

2   Even if the Board  decided  to  undertake  such a course of  action, neither management nor the Board, or Messrs. Peraza or Drucker, would be able to communicate with shareholders, or respond to any questions from shareholders, regarding the proposed transaction.